Exhibit 99.1

NICE Reports Growth of 12% in Total Revenue and 26% in Cloud Revenue for
the Third Quarter of 2022

•	Double-Digit Growth in Operating Income and EPS Driven by Further Significant Expansion in Cloud Gross Margin
•	Constant Currency Year-over-Year Total Revenue Growth of 14% and 27% in Cloud Revenue
•	Company Announces New Share Buyback Program of $250 million

Hoboken, New Jersey, November 10, 2022 - NICE (NASDAQ: NICE) today announced results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial Highlights

GAAP	Non-GAAP
Total revenue of $554.7 million, growth of 12.3% year-over-year	Total revenue of $554.7 million, growth of 12.2% year-over-year
Cloud revenue of $330.5 million, growth of 26.2% year-over-year	Cloud revenue of $330.5 million, growth of 26.0% year-over-year
Cloud gross margin of 64.1% compared to 59.6% last year	Cloud gross margin of 70.4% compared to 67.1% last year
Total gross margin of 69.2% compared to 67.4% last year	Total gross margin of 73.5% compared to 72.3% last year
Operating income of $90.3 million compared to $67.6 million last year, growth of 33.6% year-over-year	Operating income of $159.3 million compared to $140.0 million last year, growth of 13.8% year-over-year
Operating margin of 16.3% compared to 13.7% last year	Operating margin of 28.7%, compared to 28.3% last year
Diluted EPS of $1.07 versus $0.75 last year, growth of 42.7%	Diluted EPS of $1.92 versus $1.68 last year, growth of 14.3%

“We continue to thrive and are pushing full steam ahead as evidenced by another quarter of solid results across the board,” said Barak Eilam, CEO NICE.  “We reported double-digit growth in total revenue driven by another excellent quarter in cloud revenue, which grew 27% at constant currency. We delivered another quarter of strong profitability, and we expect to continue to deliver profitable growth with operating income and earnings per share growing at double-digits moving forward.”

Mr. Eilam continued, “We are witnessing a dramatic shift in the enterprise software landscape that is creating massive opportunities for some, and unbridgeable gaps for others. At NICE, we see great opportunities accentuated by the mission critical nature of our solutions used by thousands of customers, and by being the go-to market leader for AI driven automation solutions that are critical for enterprises to overcome shortages and costs of labor in the current environment.  Moreover, we have, by far, the strongest financial profile in our space, including a substantial net cash position. Our long-standing investment in innovation, which continues to deliver the most complete and highly differentiated platforms in our industry, along with our seasoned and committed leadership team, empowers us to continue to outpace the market.”

GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues: Third quarter 2022 total revenues increased 12.3% to $554.7 million compared to $493.8 million for the third quarter of 2021.

Gross Profit: Third quarter 2022 gross profit was $383.9 million compared to $333.0 million for the third quarter of 2021. Third quarter 2022 gross margin was 69.2% compared to 67.4% for the third quarter of 2021.

Operating Income: Third quarter 2022 operating income was $90.3 million compared to $67.6 million for the third quarter of 2021. Third quarter 2022 operating margin was 16.3% compared to 13.7% for the third quarter of 2021.

Net Income: Third quarter 2022 net income was $71.2 million compared to $50.7 million for the third quarter of 2021. Third quarter 2022 net income margin was 12.8% compared to 10.3% for the third quarter of 2021.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the third quarter of 2022 increased 42.7% to $1.07 compared to $0.75 in the third quarter of 2021.

Operating Cash Flow and Cash Balance: Third quarter 2022 operating cash flow was $94.3 million.

In the third quarter, $22.5 million was used for share repurchases. As of September 30, 2022, total cash and cash equivalents, and short-term investments were $1,461.2 million. Our debt, net of a hedge instrument, was $541.2 million, resulting in net cash and investments of $920.0 million.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues: Third quarter 2022 total revenues increased 12.2% (13.8% at constant currency) to $554.7 million compared to $494.4 million for the third quarter of 2021.

Gross Profit: Third quarter 2022 Non-GAAP gross profit increased to $408.0 million compared to $357.5 million for the third quarter of 2021. Third quarter 2022 Non-GAAP gross margin was 73.5% compared to 72.3% for the third quarter of 2021.

Operating Income: Third quarter 2022 Non-GAAP operating income increased to $159.3 million compared to $140.0 million for the third quarter of 2021. Third quarter 2022 Non-GAAP operating margin was 28.7% compared to 28.3% for the third quarter of 2021.

Net Income: Third quarter 2022 Non-GAAP net income increased to $127.8 million compared to $112.6 million for the third quarter of 2021. Third quarter 2022 Non-GAAP net income margin totaled 23.0% compared to 22.8% for the third quarter of 2021.

Fully Diluted Earnings Per Share: Third quarter 2022 Non-GAAP fully diluted earnings per share increased 14.3% (16.7% at constant currency) to $1.92 compared to $1.68 for the third quarter of 2021.

Full Year 2022 Guidance:

The Company is raising its 2022 Non-GAAP full year total revenue and fully diluted earnings per share guidance based on constant currency. The Company is providing additional disclosure of full year guidance in constant currency resulting from stronger than expected foreign exchange headwinds.

Excluding these headwinds, full year 2022 Non-GAAP total revenue guidance would be $15 million higher and 2022 Non-GAAP fully diluted earnings per share would be $0.04 higher.

The following table summarizes our guidance for the full-year 2022:

	Full-Year 2022 Non-GAAP Guidance*
	Range Amount	Year/Year Growth at Midpoint	Constant Currency Year/Year Growth at Midpoint
Revenue ($ in millions)	$2,168 - $2,188	13.1%	13.8%
EPS	$7.40 - $7.60	15.0%	15.6%

*The impact of foreign exchange for the fourth quarter is based on September 2022 foreign exchange rates in comparison with average exchange rates in Q4/2021.

Quarterly Results Conference Call

NICE management will host its earnings conference call today November 10, 2022, at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-877-407-4018 or +1-201-689-8471, United Kingdom 0-800-756-3429, Israel 1-809-406-247.

The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on debt and loss from extinguishment of debt and the tax effect of the Non-GAAP adjustments. FASB issued an accounting update, ASU2021-08, Business Combinations, in the fourth quarter of 2021.  The amendments in ASU 2021-08 require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. Before this guidance and through December 31, 2020, business combination accounting rules required recognizing a legal performance obligation related to a revenue arrangement of an acquired entity as a liability. The amount assigned to such liability was based on its fair value at the date of acquisition. Effective January 1, 2021, the Company early adopted the new guidance retroactively to the start of the year. The Company has applied the new guidance retrospectively to all business combinations for which the acquisition date occurred on or after January 1, 2021, and therefore comparative financials for periods during 2021 have been adjusted accordingly to recognize the full amount of revenue associated with acquisitions.
The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

Explanation of Constant Currency
NICE presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current results for transactions in currencies other than United States dollars are converted into United States dollars using the average exchange rates from the comparative period rather than the actual exchange rates in effect during the current period.

Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. NICE has provided this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, uncertainty related to COVID-19 and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2022	2021
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$423,032	$378,656
Short-term investments	1,038,160	1,046,095
Trade receivables	469,230	395,583
Debt hedge option	118,694	292,940
Prepaid expenses and other current assets	192,105	184,604

Total current assets	2,241,221	2,297,878

LONG-TERM ASSETS:
Property and equipment, net	157,992	145,654
Deferred tax assets	83,457	55,246
Other intangible assets, net	211,200	295,378
Operating lease right-of-use assets	105,317	85,055
Goodwill	1,577,871	1,606,756
Prepaid expenses and other long-term assets	246,110	224,445

Total long-term assets	2,381,947	2,412,534

TOTAL ASSETS	$4,623,168	$4,710,412

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$37,373	$36,121
Deferred revenues and advances from customers	329,203	330,459
Current maturities of operating leases	14,531	19,514
Debt	204,943	395,946
Accrued expenses and other liabilities	477,033	487,547

Total current liabilities	1,063,083	1,269,587

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	55,142	66,606
Operating leases	100,757	81,185
Deferred tax liabilities	4,165	7,429
Debt	454,954	429,267
Other long-term liabilities	17,067	18,379

Total long-term liabilities	632,085	602,866

SHAREHOLDERS' EQUITY
Nice Ltd's equity	2,915,076	2,825,085
Non-controlling interests	12,924	12,874

Total shareholders' equity	2,928,000	2,837,959

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,623,168	$4,710,412

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Cloud	$330,487	$261,823	$936,472	$733,424
Services	165,202	164,783	488,909	493,707
Product	59,035	67,223	187,353	178,546
Total revenue	554,724	493,829	1,612,734	1,405,677

Cost of revenue:
Cloud	118,706	105,790	345,497	298,544
Services	45,697	47,980	137,598	143,796
Product	6,379	7,073	19,613	16,872
Total cost of revenue	170,782	160,843	502,708	459,212

Gross profit	383,942	332,986	1,110,026	946,465

Operating expenses:
Research and development, net	74,048	74,482	224,108	195,855
Selling and marketing	158,608	131,776	461,636	386,530
General and administrative	60,991	59,134	176,933	165,239
Total operating expenses	293,647	265,392	862,677	747,624

Operating income	90,295	67,594	247,349	198,841

Financial and other expense/(income), net	(596)	3,138	(1,032)	15,594

Income before tax	90,891	64,456	248,381	183,247
Taxes on income	19,645	13,803	53,622	35,186
Net income	$71,246	$50,653	$194,759	$148,061

Earnings per share:
Basic	$1.12	$0.80	$3.05	$2.35
Diluted	$1.07	$0.75	$2.93	$2.22

Weighted average shares outstanding:
Basic	63,739	63,182	63,763	63,125
Diluted	66,446	67,101	66,524	66,779

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2022	2021	2022	2021
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$71,246	$50,653	$194,759	$148,061
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	42,594	45,907	129,077	136,742
Stock based compensation	42,396	40,628	133,689	103,062
Amortization of premium and discount and accrued interest on marketable securities	2,090	4,015	7,162	10,012
Deferred taxes, net	(11,582)	(13,137)	(23,626)	(30,202)
Changes in operating assets and liabilities:
Trade Receivables	(14,780)	(23,161)	(85,635)	(45,628)
Prepaid expenses and other assets	137	(11,255)	(40,273)	(36,218)
Trade payables	(22,789)	(14,435)	1,643	(9,643)
Accrued expenses and other current liabilities	24,048	35,030	(10,283)	22,601
Operating lease right-of-use assets	3,494	3,394	16,814	12,317
Deferred revenue	(38,963)	(14,218)	(2,332)	33,046
Operating lease liabilities	(5,057)	(4,330)	(22,488)	(14,805)
Amortization of discount on debt	1,143	3,911	3,431	11,523
Loss from extinguishment of debt	1	778	1,206	8,076
Other	289	(302)	(135)	214
Net cash provided by operating activities	94,267	103,478	303,009	349,158

Investing Activities

Purchase of property and equipment	(6,067)	(8,153)	(20,952)	(21,113)
Purchase of Investments	(143,655)	(58,148)	(365,457)	(281,896)
Proceeds from Investments	140,814	58,860	322,404	225,964
Capitalization of software development costs	(13,427)	(10,712)	(37,171)	(31,987)
Other	-	-	276	-
Payments for business and asset acquisitions, net of cash acquired	-	(14,302)	-	(143,164)
Net cash used in investing activities	(22,335)	(32,455)	(100,900)	(252,196)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	151	1,109	424	3,484
Purchase of treasury shares	(22,489)	(4,346)	(120,401)	(48,908)
Dividends paid to noncontrolling interest	-	-	(376)	(801)
Repayment of debt	(18)	(10,501)	(20,128)	(93,315)
Net cash provided by/(used in) financing activities	(22,356)	(13,738)	(140,481)	(139,540)

Effect of exchange rates on cash and cash equivalents	(5,663)	(3,041)	(12,302)	(1,993)

Net change in cash, cash equivalents and restricted cash	43,913	54,244	49,326	(44,571)
Cash, cash equivalents and restricted cash, beginning of period	$384,069	$343,452	$378,656	$442,267

Cash, cash equivalents and restricted cash, end of period	$427,982	$397,696	$427,982	$397,696

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2022	2021	2022	2021
GAAP revenues	$554,724	$493,829	$1,612,734	$1,405,677
Valuation adjustment on acquired deferred cloud revenue	-	570	-	4,372
Valuation adjustment on acquired deferred services revenue	-	10	-	175
Non-GAAP revenues	$554,724	$494,409	$1,612,734	$1,410,224

GAAP cost of revenue	$170,782	$160,843	$502,708	$459,212
Amortization of acquired intangible assets on cost of cloud	(18,564)	(17,493)	(55,851)	(53,220)
Amortization of acquired intangible assets on cost of services	-	(1,107)	(377)	(3,558)
Amortization of acquired intangible assets on cost of product	(242)	(283)	(776)	(853)
Valuation adjustment on acquired deferred cost of cloud	13	25	41	76
Cost of cloud revenue adjustment (1)	(2,319)	(2,117)	(6,389)	(5,287)
Cost of services revenue adjustment (1)	(2,778)	(2,835)	(8,264)	(6,916)
Cost of product revenue adjustment (1)	(135)	(159)	(401)	(410)
Non-GAAP cost of revenue	$146,757	$136,874	$430,691	$389,044

GAAP gross profit	$383,942	$332,986	$1,110,026	$946,465
Gross profit adjustments	24,025	24,549	72,017	74,715
Non-GAAP gross profit	$407,967	$357,535	$1,182,043	$1,021,180

GAAP operating expenses	$293,647	$265,392	$862,677	$747,624
Research and development (1)	(7,424)	(7,073)	(23,825)	(15,241)
Sales and marketing (1)	(13,723)	(9,707)	(43,121)	(27,526)
General and administrative (1)	(16,505)	(19,998)	(52,991)	(51,373)
Amortization of acquired intangible assets	(7,379)	(11,109)	(23,153)	(30,769)
Valuation adjustment on acquired deferred commission	48	53	153	161
Non-GAAP operating expenses	$248,664	$217,558	$719,740	$622,876

GAAP financial and other expense (income), net	$(596)	$3,138	$(1,032)	$15,594
Amortization of discount on debt and loss from extinguishment of debt	(1,144)	(4,469)	(4,637)	(19,406)
Non-GAAP financial and other income, net	$(1,740)	$(1,331)	$(5,669)	$(3,812)

GAAP taxes on income	$19,645	$13,803	$53,622	$35,186
Tax adjustments re non-GAAP adjustments	13,598	14,916	42,860	47,259
Non-GAAP taxes on income	$33,243	$28,719	$96,482	$82,445

GAAP net income	$71,246	$50,653	$194,759	$148,061
Valuation adjustment on acquired deferred revenue	-	580	-	4,547
Valuation adjustment on acquired deferred cost of cloud revenue	(13)	(25)	(41)	(76)
Amortization of acquired intangible assets	26,185	29,992	80,157	88,400
Valuation adjustment on acquired deferred commission	(48)	(53)	(153)	(161)
Share-based compensation (1)	42,884	40,934	134,991	103,891
Acquisition related expenses (2)	-	955	-	2,862
Amortization of discount on debt and loss from extinguishment of debt	1,144	4,469	4,637	19,406
Tax adjustments re non-GAAP adjustments	(13,598)	(14,916)	(42,860)	(47,259)
Non-GAAP net income	$127,800	$112,589	$371,490	$319,671

GAAP diluted earnings per share	$1.07	$0.75	$2.93	$2.22

Non-GAAP diluted earnings per share	$1.92	$1.68	$5.58	$4.79

Shares used in computing GAAP diluted earnings per share	66,446	67,101	66,524	66,779

Shares used in computing non-GAAP diluted earnings per share	66,446	67,101	66,524	66,779

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		September 30,		September 30,
		2022	2021	2022	2021

	Cost of cloud revenue	$2,319	$2,117	$6,389	$5,287
	Cost of services revenue	2,778	2,835	8,264	6,916
	Cost of product revenue	135	159	401	410
	Research and development	7,424	7,073	23,825	15,241
	Sales and marketing	13,723	9,707	43,121	27,526
	General and administrative	16,505	19,043	52,991	48,511
		$42,884	$40,934	$134,991	$103,891

(2)	Acquisition related expenses

		Quarter ended		Year to date
		September 30,		September 30,
		2022	2021	2022	2021

	Research and development	-	-	-	-
	Sales and marketing	-	-	-	-
	General and administrative	-	955	-	2,862
		-	955	-	2,862